37 Capital Announces the AGM Results

December 3, 2021 – Vancouver, British Columbia – 37 Capital Inc. (the “Company” or “37 Capital”) (CSE: JJJ.X) (OTC Pink: HHHEF). At the Annual General Meeting of the Company’s Shareholders which was held today in Vancouver, BC, the Shareholders received the Audited Financial Statements for the year ended December 31, 2020 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jake H. Kalpakian, Gregory T. McFarlane and Neil Spellman as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the Canadian Securities Exchange’s website at http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”
Jake H. Kalpakian
President & CEO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

37 Capital Inc.

Suite 303, 570 Granville Street.

Vancouver, BC V6C 3P1

Tel: (604) 681-1519 Fax: (604) 681-9428

www.37capitalinc.com email: info@37capitalinc.com